

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 24, 2006

Mr. David H. Keyte
Executive Vice President and Chief Financial Officer
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, CO  80202

> **Re:** **Forest Oil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Response Letter Dated October 10, 2006**
> **File No. 1-13515**

Dear Mr. Keyte:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief